SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

New Jersey Mining Company

(Name of Issuer)

Common

 (Title of Class of Securities)

645827 10 6

 (CUSIP Number)

December 31, 2008

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)
[x]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

CUSIP No. 645827 10 6
(1) Names of reporting persons: William Joseph Ritger
(2) Check the appropriate box if a member of a group (see instructions) (a) Not applicable. (b) Not applicable.
(3) SEC use only
(4) Citizenship or place of organization: U.S.
Number of shares beneficially owned by each reporting person with:	(5)Sole voting power: 1,930,000
(6)Shared voting power: 0
(7)Sole dispositive power: 1,930,000
(8)Shared dispositive power: 0
(9) Aggregate amount beneficially owned by each reporting person: 1,930,000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions): Not applicable.
(11) Percent of class represented by amount in Row 9: 5.2%
(12) Type of reporting person (see instructions): IN

Item 1.

Item 1(a) Name of issuer: New Jersey Mining Company
Item 1(b) Address of issuer's principal executive offices: 89 Appleberg Road, Kellogg, Idaho 83837

Item 2.

2(a) Name of person filing: William Joseph Ritger
2(b) Address or principal business office or, if none, residence: 750 Ocean Royale Way, Suite 805, Juno Beach, FL 33408
2(c) Citizenship: U.S.
2(d) Title of class of securities: Common
2(e) CUSIP No.: 645827 10 6

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

a.	[ ]	Broker or dealer registered under Section 15 of the Act.
b.	[ ]	Bank as defined in Section 3(a)(6) of the Act.
c.	[ ]	Insurance company as defined in Section 3(a)(19) of the Act.
d.	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940.
e.	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
f.	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
g.	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
h.	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i.	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j.	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
a.	Amount beneficially owned: 1,930,000
b.	Percent of class: 5.2%
c.	Number of shares as to which such person has:
i.	Sole power to vote or to direct the vote: 1,930,000
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 1,930,000
iv.	Shared power to dispose or to direct the disposition of: 0
Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]. Not applicable.

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.  Not applicable.

Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.  Not applicable.

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.  Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2009

Signature: /s/ William Joseph Ritger

Name/Title: William Joseph Ritger